# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PHATHOM PHARMACEUTICALS, INC., CIK 0001783183
CUSIP: 71722W107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 CAMPUS DRIVE,, SUITE 102, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 11/01/2025
Filed by CIK 0001863769
Persons authorized to receive notices and communications: Steve R. Bailey, 601 Union Street, Suite 3200, Seattle, Washington (WA), 98101, (206) 621-7200

## Reporting persons
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,323,356; sole dispositive power 0; shared dispositive power 5,323,356; aggregate amount beneficially owned 5,323,356 (7.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P., but they do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,323,356; sole dispositive power 0; shared dispositive power 5,323,356; aggregate amount beneficially owned 5,323,356 (7.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P., but they do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,323,356; sole dispositive power 0; shared dispositive power 5,323,356; aggregate amount beneficially owned 5,323,356 (7.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P., but they do not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 59,403; sole dispositive power 0; shared dispositive power 59,403; aggregate amount beneficially owned 59,403 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 59,403; sole dispositive power 0; shared dispositive power 59,403; aggregate amount beneficially owned 59,403 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 59,403; sole dispositive power 0; shared dispositive power 59,403; aggregate amount beneficially owned 59,403 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 980,286; sole dispositive power 0; shared dispositive power 980,286; aggregate amount beneficially owned 980,286 (1.4% of the class)
  Comment: The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 980,286; sole dispositive power 0; shared dispositive power 980,286; aggregate amount beneficially owned 980,286 (1.4% of the class)
  Comment: The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 980,286; sole dispositive power 0; shared dispositive power 980,286; aggregate amount beneficially owned 980,286 (1.4% of the class)
  Comment: The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences IX, L.P. (CIK 0001720320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,827,415; sole dispositive power 0; shared dispositive power 5,827,415; aggregate amount beneficially owned 5,827,415 (8.2% of the class)
  Comment: The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS IX, L.P. (CIK 0001782789): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,827,415; sole dispositive power 0; shared dispositive power 5,827,415; aggregate amount beneficially owned 5,827,415 (8.2% of the class)
  Comment: The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS IX, L.L.C. (CIK 0001782791): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,827,416; sole dispositive power 0; shared dispositive power 5,827,416; aggregate amount beneficially owned 5,827,416 (8.2% of the class)
  Comment: The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences XII, L.P. (CIK 0002052255): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 276,029; sole dispositive power 0; shared dispositive power 276,029; aggregate amount beneficially owned 276,029 (0.4% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS XII, L.P. (CIK 0002052246): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 276,029; sole dispositive power 0; shared dispositive power 276,029; aggregate amount beneficially owned 276,029 (0.4% of the class)
  Comment: The Percent of Class is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS XII, L.L.C. (CIK 0002052177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 276,029; sole dispositive power 0; shared dispositive power 276,029; aggregate amount beneficially owned 276,029 (0.4% of the class)
  Comment: The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 98,508; shared voting power 5,886,819; sole dispositive power 98,508; shared dispositive power 5,886,819; aggregate amount beneficially owned 5,985,327 (8.6% of the class)
  Comment: The shares listed in row 11 represents (i) 32,096 shares of Common Stock held directly by the Reporting Person, (ii) 3,912 shares of Common Stock held by Topper Group III LLC, (iii) 62,500 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person, (iv) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (v) 1 share of Common Stock held directly by FHMLS IX, L.L.C., and (vi) 48,203 shares of Common Stock held directly by Frazier Life Sciences X, L.P. The shares listed in row 11 does not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on (i) 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025 and (ii) 62,500 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 14,937; shared voting power 5,886,819; sole dispositive power 14,937; shared dispositive power 5,886,819; aggregate amount beneficially owned 5,901,756 (8.4% of the class)
  Comment: The shares listed in row 11 represents (i) 14,937 shares of Common Stock held by The Heron Living Trust 11/30/2004, (ii) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (iii) 1 share of Common Stock held directly by FHMLS IX, L.L.C., and (iv) 48,203 shares of Common Stock held directly by Frazier Life Sciences X, L.P. The shares listed in row 11 does not include any warrants held by the Reporting Person. See Item 5(a) to this Schedule 13D.
  
  The percentage listed in row 13 is calculated based on 70,943,708 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: PHATHOM PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 100 CAMPUS DRIVE,, SUITE 102, FLORHAM PARK, New Jersey (NJ), 07932
Comment: This Amendment No. 10 ("Amendment No. 10") to Schedule 13D amends the statement on Schedule 13D filed on November 6, 2019 (the "Original Schedule 13D"), as amended on June 17, 2020, December 23, 2020, August 11, 2022, September 26, 2022, May 5, 2023, May 26, 2023, June 6, 2024, August 22, 2024 and May 13, 2025 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 10, the "Schedule 13D"). Except as otherwise specified in Amendment No. 10, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 10 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences IX, L.P. ("FLS IX")
FHMLS IX, L.P.
FHMLS IX, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron" and together with Topper, the "Members")
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety to read as follows:

FLSPF is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P.

FLS IX is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS IX, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS IX, L.L.C. is to serve as general partner of FHMLS IX, L.P.

FLS X is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS X, L.P. is to serve as general partner of FLS X. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P.

FLS XI is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P.

FLS XII is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XII, L.P. is to serve as general partner of FLS XII. The sole business of FHMLS XII, L.L.C. is to serve as general partner of FHMLS XII, L.P.

The principal business of the Members is to manage FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLS IX, FHMLS IX, L.P., FHMLS IX, L.L.C., FLS X, FHMLS X, L.P., FHMLS X, L.L.C., FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C., FLS XII, FHMLS XII, L.P., FHMLS XII, L.L.C. and a number of affiliated partnerships with similar businesses.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to incorporate Item 5(c) hereof and to replace the last paragraph with the following:

The working capital of FLSPF, FLS IX, FLS X, FLS XI and FLS XII was the source of the funds for the purchase of the FLSPF Shares, the FLS IX Shares, the FLS X Shares, the FLS XI Shares and the FLS XII Shares. No part of the purchase price of the FLSPF Shares, the FLS IX Shares, the FLS X Shares, the FLS XI Shares or the FLS XII Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLSPF Shares, the FLS IX Shares, the FLS X Shares, the FLS XI Shares, the FLS XII Shares, the Heron Shares or the Topper Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended to remove references to "FLSPOF" and the "FLSPOF Shares" from the first paragraph.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 5,323,356 shares of the Issuer's Common Stock (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS IX directly holds 5,827,415 shares of the Issuer's Common Stock (the "FLS IX Shares"). FHMLS IX, L.P. is the general partner of FLS IX and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Heron and Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the FLS IX Shares.

FHMLS IX, L.L.C. directly holds 1 share of the Issuer's Common Stock (the "FHMLS IX, L.L.C. Share"). Heron and Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the FHMLS IX, L.L.C. Share.

FLS X directly holds 59,403 shares of the Issuer's Common Stock (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLS XI directly holds the FLS XI Shares. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds FLS XI holds 980,286 shares of this Issuer's Common Stock (the "FLS XI Shares"). FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

The above referenced beneficial ownership and amounts reflected on the cover pages hereto do not include certain warrants and prefunded warrants to acquire shares of Common Stock (the "Warrants"), the exercise of which is subject to certain beneficial ownership limitations. In this regard, (i) FLSPF holds Warrants to purchase 2,596,399 shares of Common Stock and (ii) FLS XII holds Warrants to purchase 12,523 shares of Common Stock, each of which cannot be exercised, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.
Transactions in the class effected during the past sixty days: Except as set forth in Item 6 hereof, none of the Reporting Persons has effected any transactions relating to the Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Item 4 is hereby amended to remove references to the "FLSPOF Shares".

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On November 1, 2025, FLSPF and Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF") entered into a merger agreement, which resulted in FLSPOF merging with and into FLSPF. As a result of the merger, (i) FLSPF acquired 980,286 shares of Common Stock of the Issuer and Warrants to acquire 591,443 shares of Common Stock of the Issuer from FLSPOF and (ii) FLSPOF, FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. ceased being Reporting Persons under the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (11/04/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (11/04/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (11/04/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (11/04/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (11/04/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (11/04/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (11/04/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (11/04/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (11/04/2025)
- Frazier Life Sciences IX, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P., GP of Frazier Life Sciences IX, L.P. (11/04/2025)
- FHMLS IX, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P. (11/04/2025)
- FHMLS IX, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C. (11/04/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (11/04/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (11/04/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (11/04/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (11/04/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (11/04/2025)